Exhibit 99.11

CONSENT OF RICHARD T. AAB

I hereby consent to the references to, and information with respect to, me in my capacity as a proposed member of the Board of Directors of the Registrant wherever such references and information appear in the Registration Statement, including the joint proxy statement/prospectus constituting a part thereof, and all amendments thereto.

/s/ Richard T. Aab
Richard T. Aab

November 8, 2006